July 25, 2024

Chantelle Breithaupt
Chief Financial Officer
Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, California 95054

       Re: Arista Networks, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36468
Dear Chantelle Breithaupt:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

1. We note that product revenue increased due to the increase in shipments of switching and routing products. Also, service revenue increased because of continued growth in initial and renewal support contracts. Tell us whether you consider the number of shipments and the number of initial and renewal support contracts to be key metrics that management uses to manage the business and, if so, revise to include key business metric disclosures for these measures in your MD&A. Refer to SEC Release No. 33-10751. Provide us with your proposed future disclosure, as applicable.
 July 25, 2024
Page 2

Results of Operations, page 56

2. You indicate that gross margin increase between periods due to an improvement in product margins driven by a lower mix of revenue from your larger customers, partly offset by an increase in excess/obsolete inventory-related charges. In addition, your gross margin benefited in 2023 from the leverage of relatively fixed overhead costs on a higher revenue base. Where you describe two or more factors that contributed to a material change, including any offsetting factors, please revise to quantify each material factor that contributed to the overall change. Refer to Item 303(b) of Regulation S-K. Revise for all
       line items as applicable. Provide us with your proposed future disclosure.
Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Accounts Receivable, page 79

3. We note that on page 79 you disclose, "Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, sales rebates and returns reserves."
       Also, on page 89 you label the contra accounts receivable account as "Product sales rebate, returns reserve and others." Please tell us why you believe sales rebates and return reserves should be netted against accounts receivables. Refer us to your basis in the accounting literature. If you choose to revise disclosure, provide us with your proposed future disclosure.
Segment Reporting, page 84

4. We note from your disclosure on page 84 that you operate as one reportable segment.
       Based upon your May 7, 2024 earnings call, it appears that you have three sectors; Cloud and AI Titans, Enterprise and Providers. Please tell us specifically what information is provided to your chief operating decision maker and the Board of Directors. Tell us how you considered ASC 280-10-50 in determining your operating and reportable segments.
       To the extent that you have aggregated multiple operating segments into a single reportable segment, please also tell us your basis for doing so. In addition, tell us your consideration for providing entity-wide disclosures discussed in ASC 280-10-50-40.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology